Exhibit 99.77

Rio Alto Mining Limited Announces Appointment of Ram Ramachandran to Board of Directors

For Immediate Release	May 12, 2011

VANCOUVER, B.C. - Rio Alto Mining Limited ("Rio Alto") (TSX VENTURE: RIO) (OTCQX:RIOAF) (BVLAC:RIO) (DBFrankfurt:MS2) is pleased to announce the appointment of Ram Ramachandran to its Board of Directors.

Mr. Ramachandran has over 25 years of financial reporting experience in a multitude of capacities. During the past 10 years Ram has consulted extensively on financial reporting and regulatory matters for public companies, accounting and law firms. Mr. Ramachandran’s contributions to the capital markets include authoring and launching the "Canadian Securities Reporter", a proprietary public company subscription service currently available through the CICA's Knotia website. Mr. Ramachandran has previously served as Associate Chief Accountant and Deputy Director, Corporate Finance at the Ontario Securities Commission and served as a senior member in the national office of an international accounting firm. Mr. Ramachandran was also a member of the OSC’s Continuous Disclosure Advisory Committee (2004-2007) and has completed the IFRS Certification program offered by the Institute of Chartered Accountants in England & Wales. Mr. Ramachandran originally qualified as a Chartered Accountant in England & Wales and subsequently became a C.A. in Ontario in 1984. Mr. Ramachandran currently serves as a director of White Tiger Gold Ltd. (TSX) and Viper Gold Ltd. (TSXV) and as Chief Financial Officer of CanAlaska Uranium Ltd. (TSXV) and Purepoint Uranium Inc. (TSXV).

Klaus Zeitler, Chairman, commented that "We are very pleased to have Mr. Ramachandran join the Board of Rio Alto. He brings important financial reporting and corporate finance experience to our Board and we look forward to his insight and contributions at this stage of the Company’s development."

Rio Alto has granted options to purchase 180,000 common shares to Mr. Ramachandran. These options are fully vested, expire on May 11, 2016 and have an exercise price of $2.15 per common share.

To learn more about Rio Alto Mining Limited, please visit www.rioaltomining.com or Rio Alto's SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF RIO ALTO MINING LIMITED

Anthony Hawkshaw, CFO

FOR FURTHER INFORMATION PLEASE CONTACT:

Anthony Hawkshaw, CFO	Alejandra Gomez, Investor Relations
Phone: +1 778 389 5907	Phone: +1 604 628 1401
Phone: +1 866 393 4493	Fax: +1 866 393 4493

Email: tonyh@rioaltomining.com	Email: alejandrag@rioaltomining.com
Web: www.rioaltomining.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts the responsibility for the adequacy or accuracy of this release.